[Letterhead of American International Group, Inc.]
June 19, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American International Group, Inc. Amendment No. 1 on Form S-3 to Registration Statement on Form S-1 (No. 333-132561)
Dear Sirs:
          On behalf of American International Group, Inc. (“AIG”), I am transmitting for filing under the Securities Act of 1933, as amended (the “Act”), Amendment No. 1 on Form S-3 to the Registration Statement on Form S-1 (File No. 333-132561) (the “Registration Statement”).
          I have been authorized by AIG to request that you take appropriate action to cause the above-referenced Registration Statement to become effective on June 22, 2006 at 9:00 a.m. or as soon thereafter as practicable.
          AIG represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement or relieve AIG of its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and AIG will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please direct any questions or comments regarding this filing to the undersigned at (212) 770-5123.

Very truly yours,

/s/ Kathleen E. Shannon

Kathleen E. Shannon

cc:	Ann Bailen Fisher Robert W. Reeder III Robert S. Risoleo (Sullivan & Cromwell LLP)